EXHIBIT 99.113
                                                                  --------------

[GRAPHIC OMITTED]   A D V A N T A G E
                    ENERGY INCOME FUND

                  3100 150 - 6th Avenue SW
                  Calgary, AB T2P 3Y7
                  T: 403-261-8810   F: 403-262-0723

                   Advantage Energy Income Fund - News Release

                Advantage Announces Year Ended December 31, 2003
                         Results and Reserve Information

                                 April 13, 2004

CALGARY, ALBERTA, April 13, 2004 - Advantage Energy Income Fund ("Advantage" or "the Fund") is pleased to announce its operating and financial results and reserves for the year ended December 31, 2003.

2003 HIGHLIGHTS

>>    Advantage   replaced  144%  of  2003  production   through   drilling  and
      acquisitions.

>> The Fund drilled 173.8 net wells (192 gross) during 2003 achieving a success rate of 97%.

>>    Natural gas production  volumes increased by 21% during the year averaging
      57.6 mmcf/d with light oil and NGLs production rising by 22% to 2,756 bbls/d as compared to 2002.

>> The Fund closed the acquisition of MarkWest Resources Canada Corp. for $102.5 million on December 2, 2003. Highlights of this purchase include the following:

      >> Added production of approximately 4,500 boe/d comprised of 24.2 mmcf/d of natural gas and 415 bbls/d of oil and NGLs.

      >>    Valuation of $23,000 per daily boe of production.

      >>    Significant   inventory  of  low  risk  drilling  and   recompletion
            opportunities.

>> A total of 30 new wells (20.5 net wells) have been drilled on the MarkWest properties to March 31, 2004. Production from this activity is anticipated to commence in the second quarter of 2004.

CASH DISTRIBUTIONS

>> Cash available for distribution for the year ended December 31, 2003 increased by 59% to $3.09 per Unit. Cash distributions paid to Unitholders were $2.71 per Unit representing an increase of 57% and a payout ratio of 88%. The balance, or $11.4 million was retained to fund capital expenditures.

>> Advantage has distributed $0.23 per Unit per month for 14 consecutive months.

>> The Fund has hedged 60% of natural gas production for the balance of 2004 at an average price of $6.12 per mcf which will enhance cash flow stability and support cash distributions throughout 2004.

SUMMARY SINCE INCEPTION

>> Since the initial equity issue in October 2001, Advantage has generated a total return to Unitholders of 227%.

>> Since its inception, the Fund has increased production by 154% to approximately 16,000 boe/d comprised of 79.2 mmcf/d of natural gas and 2,800 bbls/d of light oil and NGLs. Growth has been accomplished through the completion of four corporate acquisitions combined with an active drilling program. As a result of these activities reserves have increased 219% to 53.3 million boe at a cost of $8.83 per boe.

PRESS RELEASE                                                     April 13, 2004
ADVANTAGE ENERGY INCOME FUND                                        Page 2 of 27


                       FINANCIAL AND OPERATING HIGHLIGHTS

                 (thousands of dollars except per Unit amounts)

                                                    Three            Three           Year            Year
                                                months ended     months ended        ended           ended
                                                Dec. 31, 2003    Dec. 31, 2002   Dec. 31, 2003   Dec. 31, 2002
                                                -------------    -------------   -------------   -------------
Financial
Revenue before royalties                           $ 43,479         $ 35,289        $166,075        $ 97,837
     per Unit(1)                                   $   1.31         $   1.30        $   5.44        $   3.64
     per boe                                       $  34.76         $  30.63        $  36.81        $  24.85
Cash flow from operations                          $ 25,523         $ 21,472        $ 99,440        $ 53,652
     per Unit(1)                                   $   0.77         $   0.79        $   3.26        $   1.99
     per boe                                       $  20.41         $  18.64        $  22.05        $  13.63
Cash available for distribution(3)                 $ 24,126         $ 20,357        $ 94,735        $ 52,537
     per Unit(2)                                   $   0.72         $   0.75        $   3.09        $   1.94
Net income (loss)                                  $ (1,880)        $  2,810        $ 44,164        $ 12,095
     per Unit(1)                                   $  (0.10)        $   0.10        $   1.29        $   0.41
Cash distributions                                 $ 22,905         $ 14,634        $ 83,382        $ 46,883
     per Unit(2)                                   $   0.69         $   0.54        $   2.71        $   1.73
Working capital deficit                                                             $ 27,551        $  7,057
Bank debt                                                                           $102,968        $114,222
Convertible debentures                                                              $ 99,984        $ 55,000
Operating
Production
     Natural gas (mcf/d)                             65,280           59,444          57,631          47,753
     Light oil and NGLs (bbls/d)                      2,714            2,617           2,756           2,255
     Heavy oil (bbls/d)                                  --               --              --             573
     boe (6:1)                                       13,594           12,524          12,361          10,787
Average prices (including hedging)
     Natural gas ($/mcf)                           $   5.76         $   4.87        $   6.07        $   3.71
     Light oil & NGLs ($/bbl)                      $  35.67         $  36.05        $  38.14        $  33.68
     Heavy oil ($/bbl)                             $     --         $     --              --        $  25.71
Proved plus probable reserves (mboe)(4)
    Natural gas (bcf)                                                                  237.4           223.1
    Crude oil & NGLs (mbbls)                                                          13,697          13,995
    Total mboe                                                                        53,271          51,180
Supplemental (000s)
Trust Units outstanding - end of period                                               36,717          27,099
Trust Units issuable for
     Convertible Debentures                                                            6,155           4,135
Trust Units outstanding and issuable for
     Convertible Debentures - end of period                                           42,872          31,234
Weighted average Units                               33,089           27,099          30,536          26,900

(1)   based on weighted average number of Trust Units outstanding

(2)   based on number of Trust Units outstanding at each cash distribution date

(3)   cash flow from operations less interest on convertible debentures

(4)   December 31, 2002 represents established reserves

PRESS RELEASE                                                     April 13, 2004
ADVANTAGE ENERGY INCOME FUND                                        Page 3 of 27


RESERVES

Advantage's year end 2003 reserves were evaluated in accordance with National Instrument 51-101, the new standards of disclosure for oil and gas activities as mandated by the Canadian Securities Administrators. This new reporting requirement is intended to be more stringent and is designed to improve consistency and reliability of oil and gas reserve disclosure. The emphasis is placed on a conservative approach in assigning proved reserves. With NI 51-101, proved reserves are defined to have a 90% probability that actual reserves recovered will equal or exceed the assigned estimate. Probable reserves are less certain than proved reserves and it is equally likely that the actual reserves recovered will be greater or less than the sum of the estimated proved plus probable reserves. Therefore, under NI 51-101, proved plus probable reserves are considered to represent the most realistic estimate of company reserves.

Sproule Associates Limited evaluated 85% of the total proved plus probable value of year end reserves and audited all internally evaluated reserves in accordance with NI 51-101. The following table summarizes the Fund's working interest reserves, excluding royalty interest reserves of approximately 400 mboe.

Reserves Summary

                            Crude Oil & NGLs    Natural Gas     Total         Present Value ($000)
                                  mbbl              bcf          mboe           5%            10%
--------------------------------------------------------------------------------------------------
Proven producing                  7,194            155.0        33,027         450.0         366.8
Total proved                      8,261            184.4        38,998         516.2         422.2
Total probable                    5,436             53.0        14,273         143.3          97.9
--------------------------------------------------------------------------------------------------
Total proved and probable        13,697            237.4        53,271        $659.5        $520.1
==================================================================================================

In Bantry, 19 wells were drilled and cased late in 2003, but were not fully tested by year end. As a result, only six tested wells were assigned reserves by Sproule. The remaining 13 wells will be evaluated in the 2004 reserve study.

Reserves Reconciliation

                                          Crude Oil                       NGLs                    Natural Gas            Proved
                                             mbbl                         mbbl                        bcf             plus probable
                                     proved       probable       proved        probable      proved        probable       mboe
-----------------------------------------------------------------------------------------------------------------------------------
Reserves at December 31, 2002(1)      9,164         2,545         1,545           741         178.4          44.7        51,180

Acquisitions                            474            75           348            72          33.7           7.6         7,851
Divestments                            (533)         (129)          (23)           --          (0.7)         (0.1)         (821)
Production                             (837)           --          (198)           --         (22.5)           --        (4,789)
Capital development                     357           659            --            --          17.1           5.9         4,849
Revisions under NI 51-101
      Technical                      (2,001)        2,220           177            28         (21.6)         (4.8)       (3,955)
      50 year cut-off(2)               (203)         (731)           (8)          (43)           --          (0.3)       (1,044)
      -----------------------------------------------------------------------------------------------------------------------------

Reserves at December 31, 2003         6,421         4,639         1,841           798         184.4          53.0        53,271
===================================================================================================================================

(1)   The  evaluation  as at  December  31,  2002 was  prepared  using  Canadian
      National  Policy  2-B  reserves  definitions.   Under  those  definitions,
      probable reserves were assigned a risk factor of 50%.

(2) Under the new NI 51-101 guidelines, all reserves exceeding 50 years are not assigned. This cut-off has no material impact on current net asset value.

PRESS RELEASE                                                     April 13, 2004
ADVANTAGE ENERGY INCOME FUND                                        Page 4 of 27


Net Asset Value
($000, except per Unit amounts)                           5%              10%
--------------------------------------------------------------------------------

Present value proved and probable reserves            $ 659,477       $ 520,050
Undeveloped acreage and seismic(1)                       19,000          19,000
Working capital (deficit) net of
       Cash distributions payable to Unitholders        (19,106)        (19,106)
Bank debt                                              (102,968)       (102,968)
--------------------------------------------------------------------------------
Net asset value                                       $ 556,403       $ 416,976

================================================================================
Net asset value per Unit(2)                           $   12.94       $    9.69
================================================================================

(1)   Land at $50 per acre

(2)   Based on fully diluted Units and conversion of all outstanding debentures

Pricing Assumptions

The present value of future cash flow at December 31, 2003 was based upon crude oil and natural gas pricing assumptions prepared by Sproule Associates Limited effective January 1, 2004. These forecasts are adjusted for reserve quality, transportation charges and the provision of any applicable sales contracts. The price assumptions used over the next five years are summarized in the table below:

                  WTI         Edmonton Light    Alberta Plantgate     Henry Hub
               Crude Oil        Crude Oil          Natural Gas       Natural Gas
Year            $US/bbl         $Cdn/bbl           $Cdn/mmbtu         $US/mmbtu
--------------------------------------------------------------------------------

2004             $29.63          $37.99              $ 5.81             $ 5.32

2005             $26.80          $34.24              $ 5.15             $ 4.81

2006             $25.76          $32.87              $ 4.59             $ 4.39

2007             $26.14          $33.37              $ 4.71             $ 4.46

2008             $26.53          $33.87              $ 4.80             $ 4.52

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

The following Management's Discussion and Analysis ("MD & A") provides a detailed explanation of the financial and operating results of Advantage Energy Income Fund ("Advantage", "the Trust" or "the Fund") for the year ended December 31, 2003 and should be read in conjunction with the audited consolidated financial statements. All per barrel of oil equivalent ("boe") amounts are stated at 6:1 conversion rate for natural gas to oil.

Advantage was formed on May 23, 2001 as a result of the conversion of Search Energy Corp. into an income fund. The purpose of the conversion was to create a trust entity which distributes substantially all of its cash flow to Unitholders on a monthly basis. The Fund's strategy is to focus on growth through the acquisition and development of producing oil and natural gas properties while minimizing exposure to exploration risk.

CASH DISTRIBUTIONS

Total cash distributions to Unitholders for the year ended December 31, 2003 amounted to $83.4 million or $2.71 per Unit. This represents a 78% increase over 2002 cash distributions which amounted to $46.9 million or $1.73 per Unit. Since inception, the Fund has distributed $152.4 million or $5.89 per Unit. Cash distributions are dependent on the Fund's current level of production and prevailing commodity prices and are announced monthly based on cash flow available after retaining a portion for capital expenditures and debt repayment.

PRESS RELEASE                                                     April 13, 2004
ADVANTAGE ENERGY INCOME FUND                                        Page 5 of 27


      2003 Monthly Distributions

      Cash distributions to Unitholders were declared as follows:

                                                     Distribution   Taxable amount    Return of capital
      Period ended                   Payment date      per Unit        per Unit           per Unit
      -------------------------------------------------------------------------------------------------
      Jan. 31, 2003                 Feb. 18, 2003       $ 0.18          $0.072             $0.108
      Feb. 28, 2003                 Mar. 17, 2003       $ 0.23          $0.092             $0.138
      Mar. 31, 2003                 Apr. 15, 2003       $ 0.23          $0.092             $0.138
      Apr. 30, 2003                 May 15, 2003        $ 0.23          $0.092             $0.138
      May 31, 2003                  June 16, 2003       $ 0.23          $0.092             $0.138
      June 30, 2003                 July 15, 2003       $ 0.23          $0.092             $0.138
      July 31, 2003                 Aug. 15, 2003       $ 0.23          $0.092             $0.138
      Aug. 31, 2003                 Sept. 15, 2003      $ 0.23          $0.092             $0.138
      Sept. 30, 2003                Oct. 15, 2003       $ 0.23          $0.092             $0.138
      Oct. 31, 2003                 Nov. 17, 2003       $ 0.23          $0.092             $0.138
      Nov. 30, 2003                 Dec. 15, 2003       $ 0.23          $0.092             $0.138
      Dec. 31, 2003                 Jan. 15, 2004       $ 0.23          $0.092             $0.138
      -------------------------------------------------------------------------------------------------
                                                        $ 2.71          $1.084             $1.626
      =================================================================================================

For US holders of Advantage Units the distributions paid in 2003 were 56% non-taxable return of capital and 44% taxable. Unitholders should consult their tax advisors as to the proper treatment of Advantage distributions for income tax purposes.

PRODUCTION

Natural  gas  production  for the year ended  December  31, 2003  averaged  57.6 mmcf/d, an improvement of 21% over the 47.8 mmcf/d produced in 2002. The increase in gas production over 2002 was the result of a successful drilling program at Medicine Hat and Shouldice, Alberta and the acquisition of Best Pacific Resources on November 18, 2002. Advantage's drilling program at Medicine Hat and Shouldice added new production of approximately 13.0 mmcf/d in the later half of 2003, while the Best Pacific acquisition added approximately 5.8 mmcf/d. On December 2, 2003 Advantage acquired MarkWest Resources Canada Corp. This acquisition did not contribute significantly to 2003 average volumes but will add approximately 20 mmcf/d of new natural gas production to the Fund in the first quarter of 2004. Advantage exited 2003 producing approximately 79.2 mmcf/d of natural gas.

Oil and NGLs production in 2003 averaged 2,756 bbls/d compared with 2,828 bbls/d produced in 2002. Light oil and NGLs production in 2003 averaged 2,756 bbls/d, an increase of 22% over the 2,255 bbls/d produced in 2002. Increases in light oil and NGLs production in 2003 was the result of the acquisition of Best
Pacific Resources in November of 2002. The 3% decline in total oil and NGLs production in 2003 was the result of the disposition of substantially all of the Fund's heavy oil production on September 1, 2002. The Fund's heavy oil production was exchanged for increased production and working interests in the Fund's Vermilion natural gas property. Heavy oil production in 2002 amounted to 573 bbls/d.

Daily Production

                                            2003           2002         % Change
      --------------------------------------------------------------------------

      Natural gas (mcf/d)                  57,631         47,753          21%
      Light oil & NGLs (bbls/d)             2,756          2,255          22%
      Heavy oil (bbls/d)                       --            573          --%
      --------------------------------------------------------------------------
      Total (boe/d)                        12,361         10,787          15%
      ==========================================================================

COMMODITY PRICES & MARKETING

Natural Gas

Natural gas prices for the year ended December 31, 2003 averaged $6.30/mcf ($6.07/mcf including hedging), compared to $3.85/mcf ($3.71/mcf including hedging) in the year ended December 31, 2002. Advantage's natural gas hedging program resulted in losses of $4.8 million in 2003 or $0.23/mcf. All of the Fund's natural gas hedging losses were incurred in the first

PRESS RELEASE                                                     April 13, 2004
ADVANTAGE ENERGY INCOME FUND                                        Page 6 of 27


quarter of 2003 and related to hedges entered into in the fall of 2002. Natural gas prices were considerably stronger in 2003 compared to 2002 but have softened from the near record highs attained in the first quarter of 2003. Prices have weakened since the first quarter due to higher than normal injections into natural gas storage caused by (i) below normal summer temperatures that cut cooling demand, reducing the need for natural gas as fuel for electricity generation to run air conditioning, (ii) switching away from natural gas to lower cost fuels and (iii) expectations for increased supply that has resulted from the active winter drilling season. Natural gas storage levels are now within the normal five year range entering into the shoulder season where strong demand for heating has declined and the summer cooling season has not yet begun. Advantage continues to believe that the pricing fundamentals for natural gas remains strong. Advantage will continue to mitigate the price risk associated with the fluctuations in natural gas prices by hedging a portion of its production. Advantage has hedged approximately 60% of it's anticipated natural gas production for 2004. The price the Fund receives on natural gas is primarily based on the AECO benchmark price with approximately 25% of production sold to aggregators and the remainder sold on the spot market. Advantage's current production is weighted approximately 83% towards natural gas.

      Average Prices - Natural Gas ($/mcf)

                                                  2003         2002     % Change
      --------------------------------------------------------------------------
      Advantage wellhead price                   $6.30        $3.85        64%
      Advantage hedged price                     $6.07        $3.71        64%
      AECO monthly index                         $6.67        $4.26        57%

Crude Oil

Crude oil and NGLs prices averaged $38.58/bbl ($38.14/bbl including hedging) in 2003 compared with $34.46/bbl ($32.07/bbl including hedging) in 2002. Included in crude oil sales is $0.4 million of oil hedging losses or $0.44/bbl. Advantage's crude oil prices are based on the benchmark pricing of West Texas Intermediate Crude ("WTI") adjusted for quality, transportation costs and Canadian/US exchange rate. The price of WTI fluctuates based on worldwide supply and demand fundamentals. Crude oil prices were extremely volatile in 2003 and remain strong due to (i) record low storage levels in the US, (ii) supply management by the OPEC cartel, (iii) ongoing civil unrest in the middle east, Venezuela and Nigeria and (iv) increased world wide demand particularly in China. The price of WTI averaged $US31.06/bbl in 2003 compared to $US26.10/bbl in the period ending December 31, 2002.

      Average Prices - Crude Oil

                                                   2003        2002     % Change
      --------------------------------------------------------------------------
      Light oil & NGLs ($/bbl)                    $38.58      $35.83        8%
      Heavy oil ($/bbl)                               --      $29.03       --
      Oil & NGLs - including hedging ($/bbl)      $38.14      $32.07       19%
      WTI (US$/bbl)                               $31.06      $26.10       19%

HEDGING

During 2003 the Fund's hedging losses amounted to $5.2 million ($4.8 million on natural gas hedges and $0.4 million on crude oil hedges). All of the Funds hedging losses were the result of contracts entered into in the fall of 2002 prior to the increase in winter natural gas prices and due to hedging contracts acquired as part of the Best Pacific acquisition. Contracts entered into in early 2003 resulted in hedging gains of $2.4 million in 2003. On February 24, 2004 the Fund announced that it had entered the following natural gas hedge transactions for 2004 and 2005:

      Natural Gas - April to December 2004

      Volume                                                         50.4 mmcf/d
      Fixed price (average)                                           $6.12/mcf

      Natural Gas - January to March 2005

      Volume                                                         10.5 mmcf/d
      Fixed price (average)                                           $6.30/mcf

Advantage currently has no crude oil hedges in place.

PRESS RELEASE                                                     April 13, 2004
ADVANTAGE ENERGY INCOME FUND                                        Page 7 of 27


ROYALTIES

Total royalties amounted to $28.5 million for the year ended December 31, 2003 or 16.6% of pre-hedged revenue compared with $17.3 million or 16.9% of pre-hedged revenue for the year ended December 31, 2002. Total royalties are significantly higher in 2003 as a result of higher revenues. Advantage's low royalty rate reflects the Fund's significant proportion of production that comes from low rate natural gas wells at properties such as Medicine Hat, Wainwright and Shouldice which attract lower royalty rates. The slight decline in the Fund's royalty rate in 2003 compared to 2002 reflects a higher proportion of Advantage's production coming from these lower rate properties. Advantage anticipates that its royalty rate in 2004 will increase to approximately 20% as a result of the acquisition of MarkWest Resources in December 2003. MarkWest properties attract higher royalty rates than Advantage properties.

      Royalties

                                                  2003        2002     % Change
      -------------------------------------------------------------------------

      Total royalties, net of ARC ($000)        $28,491     $17,344       64%
      per boe                                     $6.31       $4.41       43%
      As a percentage of pre-hedging revenue       16.6%       16.9%      --

OPERATING COSTS

Operating costs for the year ended December 31, 2003 amounted to $25.6 million or $5.68/boe compared with $18.5 million or $4.70/boe for the year ended
December 31, 2002. The increase in operating cost amounts reflects the Best Pacific acquisition completed in late 2003. Per boe operating costs increased due to higher power costs and higher field costs associated with the shortage of supplies, services and materials that has resulted from the high level of industry activity. The Fund expects per boe operating costs in 2004 to be similar to 2003.

      Operating Costs

                                                   2003        2002     % Change
      --------------------------------------------------------------------------

      Operating costs ($000)                     $25,618      $18,486      39%
      per boe                                      $5.68        $4.70      21%

GENERAL AND ADMINISTRATIVE AND MANAGEMENT FEES

General and administrative ("G&A") expense for the year ended December 31, 2003 amounted to $3.2 million or $0.71/boe compared with $2.6 million or $0.67/boe for the year ended December 31, 2002. G&A expense was higher in 2003 due to increased staff levels that resulted from the growth of the Fund.

Management fees for the year ended December 31, 2003 amounted to $1.7 million compared to $0.9 million for the year ended December 31, 2002. On a boe basis, management fees were $0.37/boe compared to $0.24/boe in 2002. Management fees are calculated based on 1.5% of operating cash flow, which is defined as revenues less royalties and operating expenses.

The Fund Manager is entitled to earn a performance fee to the extent that the total annual return of the Fund exceeds 8%. The total annual return is calculated at the end of each year by dividing the year over year change in Unit price plus cash distributions by the opening Unit price. One tenth (10%) of the amount of the total annual return in excess of 8% is multiplied by the market capitalization (defined as the opening Unit price times the weighted average number of Units outstanding during the year) to determine the performance fee. For the year ending December 31, 2003 the total return of the Fund was 57% (84% return in 2002) based on an opening unit price of $13.07 per unit ($8.02 per unit in 2002), a closing unit price of $17.83 per unit ($13.07 per unit in 2002) and cash distributions of $2.71 per unit for the year ($1.73 per unit in 2002). This 57% return for Unitholders resulted in a performance fee of $19.6 million ($16.5 million in 2002) based on a total annual return to Unitholders of $227.9 million ($179.4 million in 2002). On January 21, 2003 the Fund issued 1,099,104 Advantage Trust Units to Advantage Investment Management Ltd. and the employees of the Fund to satisfy the performance fee obligation. The Manager does not receive any form of compensation in respect of acquisition or divestiture fees nor is there any form of stock option plan for the Manager or the employees of Advantage.

PRESS RELEASE                                                     April 13, 2004
ADVANTAGE ENERGY INCOME FUND                                        Page 8 of 27


      General and Administrative Expenses

                                                      2003     2002     % Change
      --------------------------------------------------------------------------

      General and administrative expense ($000)      $3,216   $2,624       23%
      per boe                                         $0.71    $0.67        6%
      Management fees ($000)                         $1,679     $930       81%
      per boe                                         $0.37    $0.24       54%
      Employees at December 31                           49       31       58%

INTEREST

Interest expense on bank debt for the year ended December 31, 2003 amounted to $6.4 million compared with $4.3 million for the year ended December 31, 2002. Higher interest expense in 2003 was the result of a higher average debt balance during the year partially offset by lower interest rates. The Fund's interest rates are primarily based on short term Bankers Acceptance rates plus a stamping fee. The average rate of interest on Advantage's bank debt at December 31, 2003 was approximately 4.3%.

NETBACKS

      Netbacks ($/boe)

                                                        2003                           2002
                                               ($000s)         ($/boe)       ($000s)         ($/boe)
      ----------------------------------------------------------------------------------------------
      Revenue                                 $171,277         $37.96       $102,717         $26.09
      Hedging                                   (5,202)         (1.15)        (4,880)         (1.24)
      Royalties                                (28,491)         (6.31)       (17,344)         (4.41)
      Operating costs                          (25,618)         (5.68)       (18,486)         (4.70)
      ----------------------------------------------------------------------------------------------
      Operating                               $111,966         $24.82        $62,007         $15.74

      General and administrative                (3,216)         (0.71)        (2,624)         (0.67)
      Management fees                           (1,679)         (0.37)          (930)         (0.24)
      Interest expense                          (6,378)         (1.41)        (4,272)         (1.09)
      Taxes                                     (1,253)         (0.28)          (529)         (0.13)
      ----------------------------------------------------------------------------------------------
      Cash flow from operations                $99,440         $22.05        $53,652         $13.61

      Interest on convertible debentures        (4,705)         (1.04)        (1,115)         (0.28)
      ----------------------------------------------------------------------------------------------
      Cash available for distribution          $94,735         $21.01        $52,537         $13.33
      ==============================================================================================

DEPLETION, DEPRECIATION AND SITE RESTORATION

Depletion and depreciation of property and equipment is provided on the unit of production method based on total proved reserves. The depletion, depreciation and site restoration provision for 2003 increased to $53.8 million from $41.1 million in 2002. The increased provision in 2003 is the result of higher production volumes in 2002 and a higher per boe rate. The depletion, depreciation and amortization rate (DD&A) for the year ended December 31, 2003 was $11.86/boe compared with $10.43/boe in 2002. DD&A includes a provision for future site restoration and abandonments of $0.29/boe ($0.24/boe in 2002).

TAXES

Current taxes paid or payable for the period ending December 31, 2003 primarily represent capital tax and amounted to $1.3 million, compared to $0.5 million expensed in 2002. Capital taxes are based on debt and equity levels at the end of the year and are higher in 2003 due to Advantage's growth during the year. As a result of new legislation in 2003, capital taxes are to be gradually eliminated over the next five years.

Future income taxes arise from differences between the accounting and tax bases of the operating company's assets and liabilities. For the year ended December 31, 2003 the Fund recognized an income tax recovery of $18.1 million compared to a $16.0 million recovery in 2002. In the Fund's structure, payments are made between the operating company and the Trust transferring both income and future income tax liability to the Unitholders. Therefore, it is expected, based on current legislation that no cash income taxes are to be paid by the operating company in the future, and as such, the future income tax

PRESS RELEASE                                                     April 13, 2004
ADVANTAGE ENERGY INCOME FUND                                        Page 9 of 27


liability recorded on the balance sheet will be recovered through earnings over time. As at December 31, 2003 the operating company had a future income tax liability balance of $77.4 million. Canadian generally accepted accounting principles require that a future income tax liability be recorded when the book value of assets exceeds the balance of tax pools. It further requires that a future tax liability be recorded on an acquisition when a corporation acquires assets with associated tax pools that are less than the purchase price. As a result of the MarkWest acquisition, Advantage recorded a future tax liability of $18.5 million.

CAPITAL EXPENDITURES

Capital expenditures including acquisitions for the year ended December 31, 2003 totalled $169.0 million net of property dispositions of $6.1 million compared to $167.8 million net of property dispositions of $0.8 million in 2002. Expenditures on property and equipment in 2003 amounted to $76.2 million. The majority of the capital expenditures were incurred on natural gas development drilling, completions and tie-ins at Medicine Hat, Shouldice, Wainwright and Vermilion.

      Capital Expenditures ($ thousands)

                                                               2003            2002
      --------------------------------------------------------------------------------
      Land and seismic                                      $   7,502       $   1,359
      Drilling, completions and workovers                      47,123          30,719
      Well equipping and facilities                            21,094          10,456
      Other                                                       493             118
      --------------------------------------------------------------------------------

                                                            $  76,212       $  42,652
      Acquisition of Best Pacific Resources Ltd.                   --          53,448
      Acquisition of Gascan Resources Ltd.                         --          63,799
      Acquisition of MarkWest Canada Resources Corp.           97,025              --
      Property acquisitions                                     1,848           8,698
      Property dispositions                                    (6,112)           (800)
      --------------------------------------------------------------------------------

      Total capital expenditures                            $ 168,973       $ 167,797
      ================================================================================

ACQUISITIONS

MarkWest Resources Canada Corp. On December 2, 2003 Advantage acquired all of the issued and outstanding shares of MarkWest Resources Canada Corp. for cash consideration of $97.0 million. The acquisition was financed through the issuance of 5.1 million Advantage Trust Units at a price of $15.75 per Unit and the issuance of $60 million of 8.25% unsecured subordinated convertible debentures. The debentures are convertible into Advantage Trust units at a conversion price of $16.50 per Trust Unit.

The Fund recorded goodwill on the acquisition of $27.8 million as the result of purchasing tax pool deficient oil and gas reserves. The goodwill value was determined based on the excess of total consideration plus the future income tax liability recorded upon acquisition less the deemed fair value for accounting purposes of the MarkWest assets. The fair value for accounting purposes of the MarkWest assets of $105.6 million was determined based on a 10% discounted value of established reserves as per an independent reserve evaluation. Result of operations of MarkWest have been included in the Fund's consolidated financial statements effective December 2, 2003, the closing date of the transaction.

LIQUIDITY AND CAPITAL RESOURCES

On July 8, 2003 Advantage issued $30 million principle amount of 9% unsecured subordinated convertible debentures. The debentures mature on August 1, 2008, pay interest semi-annually and are convertible at the option of the holder into Trust Units of Advantage at $17.00 per Unit plus accrued and unpaid interest. Proceeds of the debenture offering were used to fund drilling and exploitation activities in the Trust's core areas. On December 2, 2003 the Fund issued 5.1 million Trust Units at a price of $15.75 per Trust Unit generating net proceeds of $76.1 million. Also on December 2, 2003 the Fund issued $60 million principle amount of 8.25% unsecured subordinated convertible debentures. The debentures mature on February 1, 2009, pay interest semi-annually and are convertible at the option of the holder into Trust Units of Advantage at $16.50 per Unit plus accrued and unpaid interest. A portion of the proceeds of the December 2, 2003 offering were used to fund the acquisition of MarkWest Resources Canada Corp. with the balance of net proceeds used to reduce outstanding bank debt and to fund drilling and exploitation capital expenditures in the Fund's core areas. As at December 31, 2003 the Fund had 36.7 million Trust Units

PRESS RELEASE                                                     April 13, 2004
ADVANTAGE ENERGY INCOME FUND                                       Page 10 of 27


outstanding. On January 27, 2004 Advantage issued 1,099,104 Units to the Fund's Manager and Advantage employees to satisfy the obligation related to the 2003 performance incentive fee.

At December 31, 2003 Advantage had bank debt outstanding of $103.0 million. Advantage has an agreement with a syndicate of three Canadian chartered banks that provides for a $180 million facility consisting of $170 million extendible revolving loan facility and a $10 million operating loan facility both of which mature on May 28, 2004. The credit facilities are secured by a $250 million floating charge demand debenture, a general security agreement and a subordination agreement from the Trust covering all assets and cash flows. At December 31, 2003 Advantage also had a working capital deficiency of $24.9 million. The following table outlines Advantage's sources and uses of funds during 2003:

      Sources and Uses of Funds ($ thousands)

      Sources of funds
         Cash flow from operations                                $ 99,440
         Units issued, net of costs                                 76,436
         Debentures issued, net of costs                            85,982
         Decrease in working capital                                 2,119
         Property dispositions, net of acquisitions                  4,264
                                                                  --------
                                                                  $268,241
                                                                  --------

      Uses of funds
         Capital expenditures                                     $ 76,212
         Acquisition of MarkWest Resources                          97,025
         Distributions paid to Unitholders                          79,815
         Interest paid to debenture holders                          3,935
         Decrease in bank debt                                      11,254
                                                                  --------
                                                                  $268,241
                                                                  --------

ANNUAL FINANCIAL INFORMATION

The following is a summary of selected financial information of the Fund for the periods indicated.

                                                   For the           For the         For the period
                                                 year ended         year ended         from May 24
                                                Dec. 31, 2003      Dec. 31, 2002   to Dec. 31, 2001(1)
------------------------------------------------------------------------------------------------------
Total revenue (before royalties) ($000)            166,075             97,837             38,595
Cash flow from operations ($000)                    99,440             53,652             20,342
      Per unit - basic                                3.26               1.99               1.31
      Per unit - diluted                              2.92               1.93               1.31
Net income ($000)                                   44,164             12,095              9,567
      Per unit - basic and diluted                    1.29               0.41               0.62
Total assets ($000)                                574,752            411,849            234,324
Cash distributions per unit                           2.71               1.73               1.45

(1) The Reorganization of Advantage Oil and Gas Ltd. (formerly Search Energy Corp.) into an income trust structure occurred effective May 24, 2001. The data presented for the period ended December 31, 2001 represents data from Advantage's first financial year of May 24, 2001 to December 31, 2001.

PRESS RELEASE                                                     April 13, 2004
ADVANTAGE ENERGY INCOME FUND                                       Page 11 of 27


QUARTERLY FINANCIAL INFORMATION

The following is a summary of selected financial information of Advantage for the periods indicated.

                    Total                         Net            Net                    Cash flow from  Cash flow from
                  Revenues         Net          Income          Income       Cash flow    operations      operations
                  (before        Income       (loss) per       per Unit        from        per Unit        per Unit
                 royalties)      (loss)       Unit basic       diluted      operations       basic         diluted
----------------------------------------------------------------------------------------------------------------------
                   ($000)        ($000)                                       ($000)
2003

1st quarter        42,079        15,630           0.50           0.48         25,141          0.89           0.78
2nd quarter        39,654        20,805           0.67           0.64         24,210          0.82           0.75
3rd quarter        40,863         9,609           0.28           0.28         24,567          0.79           0.76
4th quarter        43,479        (1,880)         (0.10)         (0.10)        25,522          0.77           0.65

2002

1st quarter        18,625         3,223           0.12           0.12          9,889          0.36           0.36
2nd quarter        22,474           705           0.03           0.03         11,691          0.43           0.43
3rd quarter        21,449         5,357           0.20           0.20         10,600          0.39           0.39
4th quarter        35,289         2,810           0.10           0.10         21,472          0.79           0.79

RISK FACTORS

The following is a summary of certain risk factors relating to the business of the Trust.

Exploitation and Development

Exploitation and development risks are due to the uncertain results of searching for and producing oil and natural gas using imperfect scientific methods. These risks are mitigated by using highly skilled staff, focusing exploitation efforts in areas in which Advantage has existing knowledge and expertise or access to such expertise, using up to date technology to enhance methods, and controlling costs to maximize returns. Advanced oil and natural gas related technologies such as three-dimensional seismography, reservoir simulation studies and horizontal drilling have been used by Advantage and will be used by Advantage to improve its ability to find, develop and produce oil and natural gas.

Operations

Advantage's operations are subject to all of the risks normally incident to the operation and development of oil and natural gas properties and the drilling of oil and natural gas wells, including encountering unexpected formations or pressures, blowouts, craterings and fires, all of which could result in personal injuries, loss of life and damage to the property of the Fund and others. Advantage has both safety and environmental policies in place to protect its operators and employees, as well as to meet the regulatory requirements in those areas where it operates. In addition, the Fund has liability insurance policies in place, in such amounts as it considers adequate, however, it will not be fully insured against all of these risks, nor are all such risks insurable.

Continuing production from non-operated properties, and, to some extent the marketing of production therefrom, are largely dependent upon the ability of the operator of the property. To the extent the operator fails to perform these functions properly, revenue may be reduced. Payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues if the operator becomes insolvent. Although satisfactory title reviews are generally conducted in accordance with industry standards, such reviews do not guarantee or certify that a defect in the chain of title may not arise to defeat the claim of Advantage to certain properties. A reduction of cash flow could result in such circumstances. Advantage mitigates this risk by operating a high percentage of its properties.

Oil and Natural Gas Prices

The price of oil and natural gas will fluctuate and price and demand are factors beyond Advantage's control. Such fluctuations will have a positive or negative effect on the revenue to be received by it. Such fluctuations will also have an effect on the acquisition costs of any future oil and natural gas properties that Advantage may acquire. As well, cash distributions from the Trust will be highly sensitive to the prevailing price of crude oil and natural gas. Advantage mitigates this risk by maintaining a hedging program.

PRESS RELEASE                                                     April 13, 2004
ADVANTAGE ENERGY INCOME FUND                                       Page 12 of 27


Marketing

The marketability and price of oil and natural gas that may be acquired or discovered by Advantage will be affected by numerous factors beyond its control. These factors include demand for oil and natural gas, market fluctuations, the proximity and capacity of oil and natural gas pipelines and processing equipment and government regulations, including regulations relating to environmental protection, royalties, allowable production, pricing, importing and exporting of oil and natural gas. Advantage mitigates this risk by maintaining a portfolio of assets that are geographically diversified.

Capital Investment

The timing and amount of capital expenditures will directly affect the amount of income for distribution to Trust Unitholders. Distributions may be reduced, or even eliminated, at times when significant capital or other expenditures are made.

Debt Service

Advantage has credit facilities in the amount of $180,000,000. Variations in interest rates and scheduled principal repayments could result in significant changes in the amount required to be applied to debt service before payment of any amounts to Unitholders. Although it is believed that the bank line of credit is sufficient, there can be no assurance that the amount will be adequate for the financial obligations of Advantage or that additional funds can be obtained.

The lenders have been provided with security over substantially all of the assets of Advantage. If Advantage becomes unable to pay its debt service charges or otherwise commits an event of default such as bankruptcy, the lenders may foreclose on or sell the properties of the Fund.

Reserves

Although Sproule Associates Limited and the Trust have carefully prepared the reserve figures included herein and believe that the methods of estimating reserves have been verified by operating experience, such figures are estimates and no assurance can be given that the indicated levels of reserves will be produced. Probable reserves estimated for properties may require revision based on the actual development strategies employed to prove such reserves. Declines in the reserves of Advantage which are not offset by the acquisition or development of additional reserves may reduce the underlying value of Trust Units to Trust Unitholders. Trust Units will have no value once all of the oil and natural gas reserves of Advantage have been produced. As a result, holders of Trust Units will have to obtain the return of capital invested out of cash flow derived from their investment in such Trust Units.

Environmental Concerns

The oil and natural gas industry is subject to environmental regulation pursuant to local, provincial and federal legislation. A breach of such legislation may result in the imposition of fines or issuance of clean-up orders in respect of Advantage or the properties. Such legislation may be changed to impose higher standards and potentially more costly obligations on Advantage. There can be no assurance that the Trust will be able to satisfy its actual future environmental and reclamation obligations.

Depletion of Reserves

The Trust has certain unique attributes that differentiate it from other oil and gas industry participants. Distributions of cash flow in respect of the oil and gas properties, absent commodity price increases or cost effective acquisition and development activities will decline over time in a manner consistent with declining production from typical oil, natural gas and natural gas liquids reserves. Advantage will not be reinvesting cash flow in the same manner as other industry participants. Accordingly, absent capital injections, Advantage's initial production levels and reserves will decline.

Advantage's future oil and natural gas reserves and production, and therefore its cash flows, will be highly dependent on Advantage's success in exploiting its reserve base and acquiring additional reserves. Without reserve additions through acquisition or development activities, Advantage's reserves and production will decline over time as reserves are exploited.

To the extent that external sources of capital, including the issuance of additional Trust Units, become limited or unavailable, Advantage's ability to make the necessary capital investments to maintain or expand its oil and natural gas reserves will be impaired. To the extent that Advantage is required to use cash flow to finance capital expenditures or property acquisitions, the level of cash available for distribution will be reduced.

There can be no assurance that Advantage will be successful in developing or acquiring additional reserves on terms that meet the Trust's investment objectives.

PRESS RELEASE                                                     April 13, 2004
ADVANTAGE ENERGY INCOME FUND                                       Page 13 of 27


Changes in Legislation

New legislation has been proposed that restricts levels of non-resident ownership for the Trust to be able to maintain its status under the Tax Act as a "mutual fund trust". If the Trust ceases to qualify as a "mutual fund trust" under the Tax Act, the Trust Units will cease to be qualified investments for registered retirement savings plans, registered education savings plans, deferred profit sharing plans and registered retirement income funds.

Regulatory Matters

The Corporation's operations are subject to a variety of federal and provincial laws and regulations, including laws and regulations relating to the protection of the environment.

CORPORATE GOVERNANCE

Advantage Investment Management Ltd. has been retained by the Trustee of the Fund and by Advantage Oil & Gas ("AOG") to provide advisory and management services to the Fund and to AOG. The Board of Directors' mandate is to supervise the management of the business and affairs of the Fund including the business and affairs of the Fund delegated to AOG. In particular, all decisions relating to: (i) the acquisition and disposition of properties for a purchase price or proceeds in excess of $2 million; (ii) the approval of annual operating and capital expenditure budgets; and (iii) the establishment of credit facilities, will be made by the Board.

Computershare Trust Company of Canada, the Trustee of the Fund, has delegated certain matters to the Board of Directors. These include all decisions relating to issuance of additional Trust Units and the determination of the amount of distributions. Any amendment to any material contract to which the Fund is a party will require the approval of the Board of Directors and, in some cases, Unitholder approval.

The Board of Directors meets regularly to review the business and affairs of the Fund and AOG and to make any required decisions.

The Board of Directors consists of seven members, five of whom are unrelated to the Fund. The Audit Committee and the Independent Reserve Evaluation Committee each have three members, all of whom are independent. The Human Resources, Compensation and Corporate Governance Committee has two members, all of whom are independent. In addition, the Chairman of the Board is not related and is not an executive officer of the Fund.

A further discussion of the Fund's corporate governance practices can be found in the Management Proxy Circular.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with GAAP requires management to make certain judgments and estimates. Changes in these judgments and estimates could have a material impact on the Trust's financial results and financial condition. The process of estimating reserves is critical to several accounting estimates. The process of estimating reserves is complex and requires significant judgments and decisions based on available geological, geophysical, engineering and economic data. These estimates may change substantially as additional data from ongoing development and production activities becomes available, and as economic conditions impact oil and natural gas prices, operating costs, and royalty burdens change. Reserve estimates impact net income through depletion, the provision for site reclamation and abandonment and in the application of the ceiling test, whereby the value of the oil and natural gas assets are subjected to an impairment test. The reserve estimates are also used to assess the borrowing base for the Trust's credit facilities. Revision or changes in the reserve estimates can have either a positive or a negative impact on net income or the borrowing base of the Trust.

FINANCIAL REPORTING AND REGULATORY UPDATE

During 2003 there were a number of changes to financial reporting and regulatory requirements. The changes that will impact Advantage are noted below.

Full Cost Accounting Guideline

In September 2003 the CICA issued Accounting Guideline 16, "Oil and Gas Accounting - Full Cost" which is effective for fiscal years beginning on or after January 1, 2004. The new Guideline limits the carrying value of oil and natural gas properties to their fair value. The fair value is equal to estimated future cash flows from proved plus probable reserves using future price forecasts and costs discounted at a risk-free rate. This differs from the current cost recovery ceiling test that uses undiscounted cash flows and constant prices and costs less general and administrative and financing costs. There is no write-down of the Fund's oil and gas assets under either method at December 31, 2003.

PRESS RELEASE                                                     April 13, 2004
ADVANTAGE ENERGY INCOME FUND                                       Page 14 of 27


Asset Retirement Obligations

In March 2003 the CICA issued handbook section 3110 "Asset Retirement Obligations" which requires liability recognition for retirement obligations associated with the Fund's property and equipment. The obligations are initially measured at fair value, which is the discounted future value of the liability. The fair value is capitalized as part of the cost of the related assets and depleted to earnings over the assets useful life. The liability accretes until the retirement obligations are settled. Advantage will adopt the new standard in the first quarter of 2004. The accrued site restoration liability on the balance sheet at December 31, 2003 has been calculated on a unit of production basis and will be reversed in the first quarter of 2004. Property and equipment will be increased and a liability set up for the amount calculated under the new standard. The comparative numbers for 2003 will be restated to reflect the new standard.

Hedging Relationships

Effective for the Fund's 2004 fiscal year, the new CICA Accounting Guideline 13 "Hedging Relationships" requires that hedging relationship be identified, designated, documented and measured in order for the Fund to apply hedge accounting. All of the hedges Advantage enters into are effective economic hedges and Advantage has elected to use the fair value method of accounting for all derivative transactions as the Fund believes this method provides better information to readers of the Fund's financial statements. Effective the first quarter of 2004 Advantage will record the fair value of the derivative financial instruments at each balance sheet date. The change in fair value from period to period will be recorded in the income statement on a separate line as unrealized gains/losses.

Stock Based Compensation

In September 2003 the CICA issued an amendment to section 3870 "Stock Based compensation and other stock based payments". The amended section is effective for years beginning on or after January 1, 2004 and requires that companies measure all stock based payments using the fair value method of accounting and recognize the compensation expense in their financial statements. The Trust implemented this standard in 2003.

Continuous Disclosure Obligations

Commencing in the first quarter of 2004 Advantage will be subject to new disclosure requirements as per National Instrument 51-102 "Continuous Disclosure Obligations". This new instrument requires shorter reporting periods for filing annual and interim financial statements, MD&A and Annual Information Form (AIF). The Instrument also proposes enhanced disclosure in the annual and interim financial statements, MD&A and AIF.

OUTLOOK

Advantage's objective is to become the leading choice among investors in the oil and gas trust sector. This will be accomplished through the acquisition, development and management of long life, low cost reserves with an emphasis on natural gas and light oil. Significant strides have been made since the inception of the Fund in May 2001 in accomplishing this objective. The acquisition of Due West, Gascan, Best Pacific and MarkWest combined with development drilling has increased established reserves by 46.7 mmboe at a cost of $8.83 per boe. Since inception of the Fund on May 24, 2001 daily production has grown by 154% from 6,300 boe/d to the 2003 exit rate of approximately 16,000 boe/d.

In 2004, Advantage will continue to follow its strategy of acquiring properties that provide low risk development opportunities and enhance long-term cash flow. Production will also be added through low risk exploitation and development drilling. To ensure stability of cash distributions and return to Unitholders, the Fund will maintain a hedging plan to guard against the downward volatility of commodity prices.

There are a number of trends that have been developing in the oil and gas royalty trust sector that appear to be shaping the near future of the business and will have an impact on Advantage's cash available for distribution including:

      >> Strong crude oil and natural gas prices which will have a positive impact for Unitholders.

      >> Low interest rates which has increased the demand for yield-based investments.

      >> An active, but extremely competitive market for the acquisition of oil and gas properties.

      >> A structural advantage for income trusts and a lower cost of capital when competing with E & P companies for these acquisitions.

With the continued strength of natural gas prices and the anticipated increases in natural gas production from the 2004 drilling program, Advantage is well positioned for strong growth in 2004. The level of cash flow available to Unitholders will be affected

PRESS RELEASE                                                     April 13, 2004
ADVANTAGE ENERGY INCOME FUND                                       Page 15 of 27


by oil and natural gas prices, the $Cdn/US exchange rate and the Fund's ability to continue to add production and reserves in a cost effective manner. The following table indicates the Fund's cash flow sensitivity to changes in prices and production of natural gas, crude oil and NGLs, exchange rates and interest rates for 2004 based on production of 79,200 mcf/d of natural gas and 2,800 bbls/d of crude oil and NGLs and before hedging. Advantage is considerably more sensitive to changes in natural gas prices as compared to oil due to the Fund's higher natural gas weighting.

      Sensitivities

                                                               Annual            Annual
                                                             Cash flow    Cash flow per Unit
                                                               ($000)          ($/Unit)
      --------------------------------------------------------------------------------------
      Natural gas
         AECO price change of $0.25/mcf                        $5,600            $0.15
         Production change of 1,000 mcf/d                      $1,200            $0.03

      Crude oil
         WTI price change of US$1.00/bbl                       $1,100            $0.03
         Production change of 200 bbl/d                        $1,800            $0.04

      Cdn$0.01 change in the Cdn$/US$ exchange rate            $2,000            $0.05

      1% change in interest rate                               $1,300            $0.03

Non-GAAP Measures

Cash flow from operations and per Unit cash flow from operations and cash available for distribution and per Unit cash available for distribution are not recognized measures under the Canadian generally accepted accounting principles
(GAAP). Management believes that cash flow from operations and cash available for distribution are useful supplemental measures to analyse operating performance and provide an indication of the results generated by the Trust's principal business activities prior to the consideration of how those activities are financed or how the results are taxed. Investors should be cautioned, however, that these measures should not be construed as an alternative to net income determined in accordance with GAAP as an indication of Advantage's performance. Advantage's method of calculating these measures may differ from other companies, and accordingly, they may not be comparable to measures used by other companies.

PRESS RELEASE                                                     April 13, 2004
ADVANTAGE ENERGY INCOME FUND                                       Page 16 of 27


                        CONSOLIDATED FINANCIAL STATEMENTS
                           CONSOLIDATED BALANCE SHEETS
                             (thousands of dollars)

                                                       December 31, 2003     December 31, 2002
----------------------------------------------------------------------------------------------
Assets

Current assets
      Accounts receivable                                  $  34,181             $  24,057

Fixed assets (note 4)
      Property and equipment                                 666,202               488,681
      Accumulated depletion and depreciation                (153,404)             (100,889)
----------------------------------------------------------------------------------------------

                                                             512,798               387,792

Goodwill                                                      27,773                    --
----------------------------------------------------------------------------------------------

                                                           $ 574,752             $ 411,849
==============================================================================================

Liabilities

Current liabilities
      Accounts payable and accrued liabilities             $  53,287             $  26,236
      Cash distributions payable to Unitholders                8,445                 4,878
      Bank indebtedness (note 5)                             102,968               114,222
----------------------------------------------------------------------------------------------

                                                             164,700               145,336
==============================================================================================

Capital lease obligation (note 6)                              2,043                    --

Provision for future site restoration                          8,451                 5,396

Future income taxes (note 8)                                  77,418                77,064
----------------------------------------------------------------------------------------------

                                                             252,612               227,796
==============================================================================================

Unitholders' equity

Unitholders' capital (note 7 and 10)                         302,496               161,452
Convertible debentures (note 7)                               99,984                55,000
Accumulated income                                            72,022                36,581
Accumulated cash distributions                              (152,362)              (68,980)
----------------------------------------------------------------------------------------------

                                                             322,140               184,053
----------------------------------------------------------------------------------------------

                                                           $ 574,752             $ 411,849
==============================================================================================

Commitments (note 11)

see accompanying Notes to Consolidated Financial Statements

On behalf of the Board of Directors:


Rodger A. Tourigny                            Kelly I. Drader
Director                                      Director

PRESS RELEASE                                                     April 13, 2004
ADVANTAGE ENERGY INCOME FUND                                       Page 17 of 27


            CONSOLIDATED STATEMENTS OF INCOME AND ACCUMULATED INCOME
                             (thousands of dollars)

                                                         For the year ended     For the year ended
                                                          December 31, 2003     December 31, 2002
--------------------------------------------------------------------------------------------------
Revenue

      Petroleum and natural gas sales                         $ 166,075             $  97,837
      Royalties, net of Alberta Royalty Credit                  (28,491)              (17,344)

--------------------------------------------------------------------------------------------------
                                                                137,584                80,493
--------------------------------------------------------------------------------------------------

Expenses

      Operating                                                  25,618                18,486
      General and administrative                                  3,216                 2,624
      Management fee (note 1)                                     1,679                   930
      Non-cash performance incentive (note 10)                   19,592                16,475
      Interest                                                    6,378                 4,272
      Depletion, depreciation and site restoration               53,822                41,074

--------------------------------------------------------------------------------------------------
                                                                110,305                83,861
--------------------------------------------------------------------------------------------------

Income (loss) before taxes                                       27,279                (3,368)

Future income tax recovery (note 8)                             (18,138)              (15,992)
Income and capital taxes (note 8)                                 1,253                   529

--------------------------------------------------------------------------------------------------
                                                                (16,885)              (15,463)
--------------------------------------------------------------------------------------------------

Net income                                                       44,164                12,095

Accumulated income, beginning of year                            36,581                28,044

Costs on issuance of convertible debentures                      (4,018)               (2,443)
Interest on convertible debentures                               (4,705)               (1,115)
--------------------------------------------------------------------------------------------------

Accumulated income, end of year                               $  72,022             $  36,581
==================================================================================================

Net income per Trust Unit (note 7)
      Basic and diluted                                       $    1.29             $    0.41
==================================================================================================

PRESS RELEASE                                                     April 13, 2004
ADVANTAGE ENERGY INCOME FUND                                       Page 18 of 27


                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (thousands of dollars)

                                                               For the year ended    For the year ended
                                                                December 31, 2003     December 31, 2002
-------------------------------------------------------------------------------------------------------
Operating Activities

Net income                                                          $  44,164             $  12,095
Add (deduct) items not requiring cash:
      Non-cash performance incentive                                   19,592                16,475
      Future income taxes                                             (18,138)              (15,992)
      Depletion, depreciation and site restoration                     53,822                41,074
-------------------------------------------------------------------------------------------------------

Funds from operations                                                  99,440                53,652

Changes in non-cash working capital                                      (975)                 (788)

-------------------------------------------------------------------------------------------------------
Cash provided by operating activities                                  98,465                52,864
-------------------------------------------------------------------------------------------------------

Financing Activities

Units issued, net of costs                                             76,436                18,430
Convertible debentures issued, net of costs                            85,982                52,557
Interest on convertible debentures                                     (3,935)                   --
Increase (decrease) in bank debt                                      (11,254)               91,055
Cash distributions to Unitholders                                     (79,815)              (45,693)

-------------------------------------------------------------------------------------------------------
Cash provided by financing activities                                  67,414               116,349
-------------------------------------------------------------------------------------------------------

Investing Activities

Expenditures on property and equipment                                (76,212)              (42,652)
Property acquisitions                                                  (1,848)               (8,698)
Property dispositions                                                   6,112                   800
Acquisition of MarkWest Resources Canada Corp. (note 3i)              (97,025)                   --
Acquisition of Best Pacific Resources Inc. (note 3ii)                      --               (53,448)
Acquisition of Gascan Resources Inc. (note 3iii)                           --               (63,799)
Changes in non-cash working capital                                     3,094                  (527)

-------------------------------------------------------------------------------------------------------
Cash used in investing activities                                    (165,879)             (168,324)
-------------------------------------------------------------------------------------------------------

Net increase in cash                                                       --                   889

Cash (bank indebtedness), beginning of year                                --                  (889)
-------------------------------------------------------------------------------------------------------

Cash, end of year                                                   $      --             $      --
=======================================================================================================

Supplementary cash flow information
    Interest paid                                                   $   6,414             $   4,560
    Income and capital taxes paid                                   $     858             $   1,104

PRESS RELEASE                                                     April 13, 2004
ADVANTAGE ENERGY INCOME FUND                                       Page 19 of 27


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 2003
          All tabular amounts in thousands except for per share amounts

1.    STRUCTURE OF THE TRUST

      Advantage Energy Income Fund ("Advantage", the "Trust" or the "Fund") was formed on May 23, 2001 as a result of the conversion of Advantage Oil & Gas Ltd. ("AOG") (formerly Search Energy Corp.) into a royalty trust. The purpose of the conversion was to create a trust entity which distributes substantially all of its cash flow to Unitholders on a monthly basis. The Fund's strategy is to minimize exposure to exploration risk while focusing on growth through acquisition and development of producing crude oil and natural gas properties.

      Advantage is an open-ended mutual fund trust created under the laws of the Province of Alberta pursuant to a Trust Indenture dated April 17, 2001 between AOG and Computershare Investor Services Inc. (formerly the Montreal Trust Company) as trustee. The Trust commenced operations on May 24, 2001. The beneficiaries of the Trust are the holders of the Trust Units (the "Unitholders").

      The principal undertaking of the Trust is to indirectly acquire and hold, through its wholly-owned subsidiary, AOG, interests in petroleum and natural gas properties and assets related thereto. The Trust's primary assets are currently the common shares of AOG, a royalty in the producing properties of AOG (the "AOG Royalty") and notes of AOG (the "AOG Notes").

      In accordance with the terms of the Trust Indenture, the Trust will make cash distributions to Unitholders of the interest income earned from the AOG Notes and royalty income earned from the AOG Royalty. The AOG Royalty and the AOG Notes result in the effective transfer of the economic interest in the properties of AOG to the Trust. However, while the royalty is a contractual interest in the properties owned by AOG, it does not confer ownership in the underlying resource properties.

      The Trust is managed by Advantage Investment Management Ltd. (the "Manager"). The Manager receives a management fee and an incentive fee pursuant to a Management Agreement as approved by the Board of Directors. Management fees are calculated based on 1.5% of operating cash flow which is defined as revenues less royalties and operating costs. Management fees also include an incentive fee equal to 10% of the amount by which the total return to investors exceeds 8% (see note 10).

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      The management of Advantage Energy Income Fund prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles. The preparation of consolidated financial statements requires management to make estimates and assumptions that effect the reported amount of assets and liabilities and disclosures of contingencies at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. The following significant accounting policies are presented to assist the reader in evaluating these consolidated financial statements and, together with the notes, should be considered an integral part of the consolidated financial statements.

      AOG is an oil and natural gas exploitation and development company operating in Western Canada that is a wholly-owned subsidiary of the Trust. These financial statements include the accounts of the Trust and AOG on a consolidated basis. All intercompany balances and transactions have been eliminated.

      Property and equipment

      (a) Petroleum and natural gas properties and related equipment

      The Fund follows the full cost method of accounting in accordance with the guideline issued by the Canadian Institute of Chartered Accountants whereby all costs associated with the acquisition of and the exploration for and development of petroleum and natural gas reserves, whether productive or unproductive are capitalized in a Canadian cost centre and charged to income as set out below. Such costs include lease acquisition, drilling, geological and geophysical costs and overhead expenses related to exploration and development activities. Costs of acquiring and evaluating unproved properties are excluded from depletion calculations until it is determined whether or not proven reserves are attributable to the properties or impairment occurs.

      Gains or losses are not recognized upon disposition of petroleum and natural gas properties unless crediting the proceeds against accumulated costs would result in a change in the rate of depletion of 20% or more.

      Depletion of petroleum and natural gas properties and depreciation of lease and well equipment is provided on accumulated costs using the unit of production method based on estimated proved petroleum and natural gas reserves,

PRESS RELEASE                                                     April 13, 2004
ADVANTAGE ENERGY INCOME FUND                                       Page 20 of 27


      before royalties, as determined by independent engineers. For purposes of the depletion calculation, proven petroleum and natural gas reserves are converted to a common unit of measure on the basis of one barrel of oil or liquids being equal to six mcf of natural gas.

      The depletion and depreciation cost base includes total capitalized costs, less costs of unproved properties, plus a provision for future development costs of proven undeveloped reserves.

      The net carrying value of the Trust's petroleum and natural gas properties and production equipment is limited to an ultimate recoverable amount. This amount is the aggregate of estimated future net revenues from proved reserves and the costs of unproved properties, net of impairment allowances, less future estimated production costs, general and administrative costs, financing costs, site restoration and abandonment costs, and income taxes. Future net revenues are estimated using prices and costs without escalation or discounting, and the income tax and Alberta Royalty Credit legislation in effect at the year-end.

      (b) Furniture and equipment

      The Fund records furniture and equipment at cost and provides depreciation on the declining balance method at a rate of 20% per annum which is designed to amortize the cost of the assets over their estimated useful lives.

      Future site restoration

      The estimated cost of future site restoration and abandonment is based on the current cost and the anticipated method and extent of site restoration in accordance with existing legislation and industry practice. The annual charge, provided for on a unit of production basis, is accounted for as part of depletion, depreciation and site restoration expense. Actual site restoration expenditures are charged to the accumulated provision account as incurred.

      Measurement uncertainty

      The amounts recorded for depletion and depreciation of property and equipment and the provision for future site restoration costs are based on estimates. The ceiling test calculation is based on estimates of proved reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the consolidated financial statements of changes in such estimates in future years could be significant.

      Joint operations

      The  accounts  of  the  Trust  reflect  its   proportionate   interest  in
      exploration and production activities conducted jointly with others.

      Cash distributions

      Cash distributions are calculated on an accrual basis and are paid to Unitholders monthly based on cash available for distributions.

      Income taxes

      The Fund is a taxable trust under the Income Tax Act (Canada). Any taxable income is allocated to the Unitholders and therefore no provision for income taxes relating to the Fund is included in these financial statements.

      The Corporation follows the liability method of accounting for income taxes. Under this method future tax assets and liabilities are determined based on differences between financial reporting and income tax bases of assets and liabilities, and are measured using substantially enacted tax rates and laws expected to apply when the differences reverse. The effect on future tax assets and liabilities of a change in tax rates is recognized in net income in the period in which the change is substantially enacted.

      Financial instruments

      From time to time, the Fund uses various financial instruments to manage risk associated with crude oil and natural gas price fluctuations. These instruments are not used for trading or speculative purposes. Proceeds and costs realized from holding the related contracts all of which constitute effective hedges, are recognized in oil and gas revenues at the time that each transaction under a contract is settled (see note 9).

      Goodwill

      Goodwill is the excess purchase price over the fair value of identifiable assets and liabilities acquired. Goodwill is not amortized. Goodwill impairment is assessed annually at December 31, or as economic events dictate, by comparing the fair value of the reporting unit to its carrying value, including goodwill. If the fair value of the reporting unit is less than its

PRESS RELEASE                                                     April 13, 2004
ADVANTAGE ENERGY INCOME FUND                                       Page 21 of 27


      carrying value, a goodwill impairment loss is recognized as the excess of the carrying value of the goodwill over the fair value of the goodwill.

      Unit-based compensation

      The Trust has a unit-based compensation plan (the "Plan") for external directors of the Trust, which is described in Note 7. The exercise price of the rights granted under the Plan may be reduced in future periods in accordance with the terms of the Plan. The amount of the reduction cannot be reasonably estimated as it is dependent upon a number of factors including, but not limited to, future prices received on the sale of oil and natural gas, future production of oil and natural gas, determination of amounts to be withheld from future distributions to Unitholders to fund capital expenditures and the purchase and sale of property, plant and equipment. Therefore, it is not possible to determine a fair value for the rights granted under the Plan using a traditional option pricing model and compensation expense has been determined based on the intrinsic value of the rights at the date of exercise or at the date of the financial statement for unexercised rights. Compensation expense associated with rights granted under the Plan is deferred and recognized in earnings over the vesting period of the Plan with a corresponding increase or decrease in contributed surplus. Changes in the intrinsic value of unexercised rights after the vesting period are recognized in earnings in the period of change with a corresponding increased or decrease in contributed surplus. This method of determining compensation expense may result in large fluctuations, even recoveries, in compensation expense due to changes in the underlying Trust unit price. Recoveries of compensation expense will only be recognized to the extent of previously recorded cumulative compensation expense associated with rights exercised or outstanding at the date of the financial statements. Consideration paid upon the exercise of the rights together with the amount previously recognized in contributed surplus is recorded as an increase in Unitholders' capital.

      The Trust has not incorporated an estimated forfeiture rate for rights that will not vest, rather, the Trust accounts for actual forfeitures as they occur.

      Per unit amounts

      Net income per unit is calculated using the weighted average number of Units outstanding during the year. Diluted net income per unit is calculated using the treasury stock method to determine the dilutive effect of unit-based compensation.

      Revenue recognition

      Petroleum and natural gas revenues are recognized when the title and risks pass to the purchaser.

3.    ACQUISITIONS

      (i) MarkWest Resources Canada Corp.

      On December 2, 2003 Advantage acquired all of the issued and outstanding shares of MarkWest Resources Canada Corp. ("MarkWest") for cash consideration of $97.0 million. The acquisition is being accounted for using the purchase method with the results of operations included in the consolidated financial statements as of the closing date of the acquisition. The purchase price has been allocated as follows:

      Net assets acquired and liabilities assumed:                  Consideration:
      Property and equipment                     $ 105,573          Cash                                   $96,769
      Goodwill                                      27,773          Acquisition costs incurred                 256
      Net working capital                          (14,027)                                                -------
      Capital lease obligation                      (2,054)                                                $97,025
      Future income taxes                          (18,492)                                                -------
      Future site restoration                       (1,748)
                                                 ---------
                                                 $  97,025
                                                 ---------

PRESS RELEASE                                                     April 13, 2004
ADVANTAGE ENERGY INCOME FUND                                       Page 22 of 27


      (ii) Best Pacific Resources Ltd.

      On November 18, 2002 Advantage acquired all of the issued and outstanding shares of Best Pacific Resources Ltd. ("Best Pacific"), an oil and natural gas company, for cash consideration of $53.4 million. The acquisition has been accounted for using the purchase method with the results of operations included in the consolidated financial statements from the date of acquisition. The purchase price was allocated as follows:

      Net assets acquired and liabilities assumed:                  Consideration:
      Property and equipment                      $ 46,852          Cash                                   $51,849
      Future income taxes                            7,737          Acquisition costs incurred               1,599
      Net working capital                              212                                                 -------
      Future site restoration                       (1,353)                                                $53,448
                                                  --------                                                 -------
                                                  $ 53,448
                                                  --------

      (iii) Gascan Resources Ltd.

      On January 4, 2002 Advantage acquired the crude oil and natural gas assets of Gascan Resources Ltd. ("Gascan") for cash consideration of $70.7 million. Results from operations are included in the Fund's consolidated financial statements from the date of acquisition. The acquisition has been accounted for as a purchase as of the closing date of the acquisition. The purchase price has been allocated as follows:

      Net assets acquired and liabilities assumed:                  Consideration:
      Property and equipment                      $108,592          Cash                                   $69,000
      Future income taxes                          (37,893)         Acquisition costs incurred               1,699
                                                  --------                                                 -------
                                                  $ 70,699                                                 $70,699
                                                  --------                                                 -------

4.    FIXED ASSETS

      During the year ended December 31, 2003, Advantage capitalized general and
      administrative   expenditures   directly   related  to   exploration   and
      development activities of $1,804,000 ( 2002 - $1,319,000).

      Costs of $22,300,000 (2002 - $18,010,000) for unproven properties have been excluded from the calculation of depletion expense, and future development costs of $43,152,000 (2002 - $10,030,000) have been included in costs subject to depletion.

      As at December 31, 2003, the estimated future site restoration costs to be accrued over the life of the remaining proved reserves was $21,099,000 (2002 - $16,350,000). Included in depletion and depreciation expense is $1,307,000 (2002 - $947,000) of site restoration expense for the year ended December 31, 2003.

5.    BANK INDEBTEDNESS

      Advantage has an agreement with a Canadian chartered bank which provides for a $170 million extendible revolving loan facility and a $10 million operating loan facility both of which mature on May 28, 2004. The loan's interest rate is based on either prime or bankers acceptance rates at the Trust's option subject to certain basis point or stamping fee adjustments ranging from 0% to 2% depending on the Trust's debt to cash flow ratio. The credit facilities are secured by a $250 million floating charge demand debenture, a general security agreement and a subordination agreement from the Trust covering all assets and cash flows. For the purpose of the cash flow statement the bank overdraft amount is considered cash equivalents.

      At December 31, 2003, the effective interest rate on the outstanding amounts under the facility was approximately 4.3%.

PRESS RELEASE                                                     April 13, 2004
ADVANTAGE ENERGY INCOME FUND                                       Page 23 of 27


6.    CAPITAL LEASE OBLIGATIONS

      The Trust has capital leases on compressors. Future minimum lease payments at December 31, 2003 consist of the following:

            2004                                                        $   443
            2005                                                            443
            2006                                                            443
            2007                                                          1,364
      --------------------------------------------------------------------------
                                                                        $ 2,693
            Less amounts representing interest @ 5.5%                      (329)
      --------------------------------------------------------------------------
                                                                          2,364
            Current portion                                                (321)
      --------------------------------------------------------------------------
                                                                        $ 2,043
      ==========================================================================

7.    UNITHOLDERS' EQUITY

      (i) Unitholders' Capital

      (a) Authorized

            (i) Unlimited number of voting Trust Units

      (b) Issued

                                               Number of Units         Amount
      --------------------------------------------------------------------------

      Balance at December 31, 2001                 24,598,782        $   128,616
      Issued for cash, net of costs                 2,500,000             18,430
      Non-cash performance incentive                1,102,163             14,406
      --------------------------------------------------------------------------
      Balance at December 31, 2002                 28,200,945            161,452
      Issued for cash, net of costs                 5,100,000             76,136
      Units issued on exercise of options              35,000                300
      Issued on conversion of debentures            3,381,261             45,016
      --------------------------------------------------------------------------
      Balance at December 31, 2003                 36,717,206        $   282,904
      Non-cash performance incentive                1,099,104             19,592
      --------------------------------------------------------------------------

                                                   37,816,310        $   302,496
      ==========================================================================

      On January 29, 2002 Advantage issued 2,500,000 Trust Units at $7.90 per Trust Unit. Total net proceeds were $18.4 million (net of issue costs of $1.3 million).

      On January 27, 2003 Advantage issued 1,102,163 Trust Units to satisfy the obligation related to the performance incentive (see note 10).

      On December 2, 2003 Advantage issued 5,100,000 Trust Units at $15.75 per Trust Unit. Total net proceeds were $76.1 million (net of issue costs of $4.2 million).

      On January 27, 2004 the Trust issued 1,099,104 Trust Units to satisfy the obligation related to the 2003 performance incentive fee (see note 10).

PRESS RELEASE                                                     April 13, 2004
ADVANTAGE ENERGY INCOME FUND                                       Page 24 of 27


      (ii) Convertible Debentures

                                           10% debentures      9% debentures     8.25% debentures    Total debentures
      ---------------------------------------------------------------------------------------------------------------
      Balance at December 31, 2002             55,000                  --                 --              55,000
      Issued                                       --              30,000             60,000              90,000
      Converted to Trust Units                (44,786)                 --               (230)            (45,016)
      ---------------------------------------------------------------------------------------------------------------
      Balance at December 31, 2003             10,214              30,000             59,770              99,984
      ===============================================================================================================

      On October 18, 2002 Advantage issued $55 million principal amount of 10% convertible unsecured subordinated debentures. The debentures mature on November 1, 2007, pay interest semi-annually and are convertible at the option of the holder into Trust Units of Advantage at $13.30 per Unit plus accrued and unpaid interest. The debentures and the related interest obligations will be classified as equity on the consolidated balance sheet as the Trust may elect to satisfy the debenture interest and principle obligations by the issuance of Trust Units. Issue costs associated with the convertible debenture approximated $2.4 million.

      On July 8, 2003 Advantage issued $30 million principal amount of 9% convertible unsecured subordinated debentures. The debentures mature on August 1, 2008, pay interest semi-annually and are convertible at the option of the holder into Trust Units of Advantage at $17.00 per Unit plus accrued and unpaid interest. Issue costs associated with the convertible debentures approximated $1.5 million and have been charged to accumulated income.

      On December 2, 2003 Advantage issued $60 million principal amount of 8.25% convertible unsecured subordinated debentures. The debentures mature on February 1, 2009, pay interest semi-annually and are convertible at the option of the holder into Trust Units of Advantage at $16.50 per Unit plus accrued and unpaid interest. Issue costs associated with the convertible debentures approximated $2.5 million and have been charged to accumulated income.

      The convertible debentures and the related interest obligations are classified as equity on the consolidated balance sheet as the Trust may elect to satisfy the debenture interest and principle obligations by the issuance of Trust Units. During the year ended December 31, 2003 $45,016,000 debentures were converted resulting in the issuance of 3,381,261 Advantage Units.

      (iii) Trust Units Rights Incentive Plan

      Effective June 25, 2002 a Trust Units Rights Incentive Plan for external Directors of the Fund was established and approved by the Unitholders of Advantage. A total of 250,000 Units have been reserved for issuance under the plan. The initial exercise price of rights granted under the plan may not be less than the current market price of the Trust Units as of the date of the grant and the maximum term of each right is not to exceed ten years. At the option of the rights holder the exercise price of the rights can be adjusted downwards over time based upon distributions made by the Trust to Unitholders. No compensation expense is recognized for the rights plan when the rights are issued. Any consideration received on exercise of the Unit right is credited to share capital.

                                                            Number       Price
      --------------------------------------------------------------------------

      Balance at December 31, 2002                         175,000       $10.58
      Exercised                                            (35,000)
      Reduction of exercise price                               --        (2.71)
      --------------------------------------------------------------------------
      Balance at December 31, 2003                         140,000       $ 7.87
      ==========================================================================

      The Trust has elected to  prospectively  adopt amendments to CICA Handbook
      Section 3870, "Stock-based Compensation and Other Stock-based Payments" pursuant to the transitional provisions contained therein. Under this amended standard, the Trust must account for compensation expense based on the fair value of rights granted under its unit-based compensation plan. As the Trust is unable to determine the fair value of the rights granted, compensations expense has been determined based on the intrinsic value of the rights at the exercise date or at the date of the financial statements for unexercised rights. As there were no Trust Unit Rights issued in 2003, there was no impact on net income.

PRESS RELEASE                                                     April 13, 2004
ADVANTAGE ENERGY INCOME FUND                                       Page 25 of 27


      Had the Trust adopted this standard for rights granted since January 1, 2002 pro forma net income would have decreased by $1.0 million (2002 - $0.4 million).

      Pro Forma Results                                           2003         2002
      ------------------------------------------------------------------------------
      Net income as reported                                    $44,164      $12,095
      Less: compensation expense for rights issued in 2002        1,000          410
      ------------------------------------------------------------------------------
      Pro forma net income                                      $43,164      $11,685
      Net income per Trust Unit - basic and diluted
            As reported                                         $  1.29      $  0.41
            Pro forma                                           $  1.26      $  0.39
      ==============================================================================

      (iv) Per Unit Amounts

      The calculation of net income per Trust Unit is based on the basic and diluted weighted average number of Trust Units outstanding during the year ended December 31, 2003 of 30,536,236 and 34,040,645 respectively and basic and diluted Trust Units outstanding of 26,900,152 and 27,829,645 respectively for the year ending December 31, 2002.

8.    INCOME TAXES

      The taxable income of the Fund is comprised of interest income related to the AOG Notes and royalty income from the AOG Royalty less deductions for Canadian Oil and Gas Property Expense (COGPE) and unit issue costs.

      The provision for income taxes varies from the amount that would be computed by applying the combined Canadian federal and provincial income tax rates for the following reasons:

                                                                       For the year        For the year
                                                                          ended               ended
                                                                      Dec. 31, 2003       Dec. 31, 2002
      -------------------------------------------------------------------------------------------------
      Income (loss) before taxes                                         $ 27,279           $ (3,368)
      -------------------------------------------------------------------------------------------------
      Expected income tax expense (recovery) at statutory rates            11,131             (1,424)
      Increase (decrease) in income taxes resulting from:
          Non-deductible Crown charges                                      7,029              6,044
          Resource allowance                                               (8,798)            (6,458)
          Amounts included in trust income and other                      (27,500)           (14,154)
      -------------------------------------------------------------------------------------------------
      Future income tax recovery                                          (18,138)           (15,992)
      Income and capital taxes                                              1,253                529
      -------------------------------------------------------------------------------------------------
                                                                         $(16,885)          $(15,463)
      =================================================================================================

      The components of the future income tax liability at December 31 are as follows:

                                                             2003        2002
      --------------------------------------------------------------------------
      Property and equipment in excess of tax basis        $ 88,236    $ 80,402
      Future site restoration deductions                     (2,872)     (1,711)
      Non-capital tax loss carry forward                     (8,327)     (1,877)
      Other                                                     381         250
      --------------------------------------------------------------------------
      Future income tax liability                          $ 77,418    $ 77,064
      ==========================================================================

      The Fund has non-capital tax loss carry forward of approximately $21.0 million of which $0.3 million expires in 2006, $12.5 million in 2009 and $8.2 million in 2010.

9.    FINANCIAL INSTRUMENTS

      Financial instruments of the Fund consist of current assets, current liabilities and bank indebtedness. As at December 31, 2003, there are no significant differences between the carrying amounts reported on the balance sheet and the estimated

PRESS RELEASE                                                     April 13, 2004
ADVANTAGE ENERGY INCOME FUND                                       Page 26 of 27


      fair values of the financial instruments due to the short terms to maturity and the floating interest rate on the bank debt. Substantially all of the Fund's accounts receivable are due from customers in the oil and gas industry and are subject to normal industry credit risks. The Trust is also exposed to interest rate risks to the extent that bank debt is at a floating rate of interest

      The Fund uses various types of derivative financial instruments to reduce its exposure to fluctuations in commodity prices. The fair value of these derivative instruments are based on an estimate of the amounts that would have been paid to or received from counterparties to settle these instruments. The Fund is exposed to losses in the event of default by the counterparties to these instruments. The Fund manages this risk by dealing with financially sound counterparties.

      As at December 31, 2003 the Fund had no outstanding hedge contracts.

10.   NON-CASH PERFORMANCE INCENTIVE

      The Manager of the Fund is entitled to earn an annual performance incentive fee which is calculated based on the total return of the Fund.

      The Manager earns the performance incentive fee when the Fund's total annual return exceeds 8%. The total annual return was calculated at the end of the year by dividing the year over year change in Unit price plus cash distributions by the opening Unit price. The 2003 opening and closing Unit prices were $13.07 and $17.83 respectively (2002 opening and closing Unit prices of $8.02 and $13.07 respectively). Cash distribution for the year amounted to $2.71 per Trust Unit (2002 distribution of $1.73). Ten percent of the amount of the total annual return in excess of 8% is multiplied by the market capitalization (defined as the opening Unit price multiplied by the average number of Units outstanding during the year) to determine the performance incentive. On January 21, 2004 the Fund issued 1,099,104 Advantage Trust Units to satisfy the performance fee obligation. The Manager does not receive any form of compensation in respect of acquisition or divestiture activities.

11.   COMMITMENTS

      Advantage  has  lease  commitments  relating  to  office  buildings.   The
      estimated   annual  minimum   operating  lease  rental  payments  for  the
      buildings, after deducting sublease income are as follows:

            2004                                              $  804
            2005                                                 737
            2006                                                 737
            2007                                                 704
            2008                                                 283
                                                              ------
                                                              $3,265
                                                              ------

      On February 24, 2004 the Fund announced that it had entered the following natural gas hedge transactions for 2004 and 2005:

      Natural Gas - April to December 2004

      Volume                                                   50.4 mmcf/d
      Fixed price (average)                                     $6.12/mcf

      Natural Gas - January to March 2005

      Volume                                                   10.5 mmcf/d
      Fixed price (average)                                     $6.30/mcf

PRESS RELEASE                                                     April 13, 2004
ADVANTAGE ENERGY INCOME FUND                                       Page 27 of 27


The information in this news release contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, fluctuations in commodity prices and foreign exchange and interest rates, stock market volatility and obtaining required approvals of regulatory authorities. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them.

For further information contact: Mr. Gary F. Bourgeois, VP Corporate Development
                               Ph: (416) 945-6636
                            Toll free: 1-866-393-0393
                          ADVANTAGE ENERGY INCOME FUND
                            3100, 150 - 6th Avenue SW
                                Calgary, Alberta
                                     T2P 3Y7
                              Phone: (403) 261-8810
                               Fax: (403) 262-0723
   Web Site: www.advantageincome.com     E-mail: advantage@advantageincome.com